August 16, 2016

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	Everspin Technologies, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted on July 8, 2016

CIK No. 0001438423

Dear Ms. Ravitz:

Attached for submission via EDGAR on behalf of our client, Everspin Technologies, Inc. (the “Company”), is the Company’s draft Registration Statement on Form S-1 (“Amended Registration Statement”). The Amended Registration Statement updates the Company’s registration statement on Form S-1 (the “Registration Statement”) originally submitted confidentially to the Securities and Exchange Commission (the “Commission”) on May 13, 2016.

The Amended Registration Statement is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated July 22, 2016, with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for your convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of the Registration Statement.

Staff Comments and Company Responses

Prospectus Summary, page 1

1.	We note your response to our prior comment number 1. Please revise to indicate the parameters by which you selected the named customers, and explain to us how NXP does not fit into the parameters you have described.

Response: The Company respectfully advises the Staff that NXP was excluded from the list because it did not meet all of the parameters set forth in our previous response. As set forth in our previous response, the customers were selected on the basis of the Company’s total revenue from such customers in 2013, 2014 and 2015, and the sales forecast for 2016, for each of the industrial, automotive and transportation, and enterprise storage markets. NXP is not currently buying any stand-alone memory products since the Company is either embedding MRAM on NXP’s products or selling NXP sensors.

Management’s Discussion and Analysis, page 43

2.	We note that your North American revenue declined in fiscal year 2015 as compared to fiscal year 2014 and in the fiscal quarter ended March 31, 2016 as compared to the fiscal quarter ended March

31, 2015. Please revise the fourth paragraph on page 43 to clarify the reasons for these declines. Also, to the extent this represents a material trend or uncertainty, please expand your disclosure to discuss. See Regulation S-K, Item 303(a)(3)(ii).

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the fourth paragraph on page 43 to clarify the reason for the decline in fiscal 2015 North American revenue compared to fiscal 2014. The Company supplementally advises the Staff that the information previously presented for the three month periods ended March 31, 2016 and 2015, has been updated to present the same information for the six months ended June 30, 2016 and 2015, and that there is not a material trend or uncertainty that requires further discussion.

Limitations of Existing and Emerging Memory Solutions, Page 62

3.	We note your revisions in response to prior comment 9. Please tell us whether any of the emerging memory technologies disclosed on page 62 offer any advantages to your products, and, if so, please disclose.

Response: The Company respectfully advises the Staff that for the emerging memories discussed on page 62, the other emerging memory technologies are not in production yet, other than perhaps PCM. Based on papers published and material distributed by the companies developing these technologies, the Company believes that the benefit they have is that they would be higher density, albeit without the speed or endurance of MRAM, making them better for storage media (high density) rather than caching for the media, and therefore would not directly compete in the target market for the Company’s products even if in production.

Sincerely,

/s/ Matthew B. Hemington

Matthew B. Hemington